UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  BTHC X, INC.
                                  ------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   11777R 207
                                   ----------
                                 (CUSIP Number)

                        Magellan Alpha Investments, Corp.
                               George Syllantavos
                             2 ARGYROKASTROU STREET
                               VOULA 16673, ATHENS
                                     GREECE
                            Attn: George Syllantavos

                                 With a copy to:
                             Barry I. Grossman, Esq.
                         Ellenoff Grossman & Schole, LLP
                        150 East 42nd Street, 11th Floor
                               New York, NY 10017

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 9, 2009
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11777R 207


     1.    Name of Reporting Person:

           MAGELLAN ALPHA INVESTMENTS, CORP.
           ---------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)


           (a)      [   ]
                    ------------------------------------------------------------
           (b)      [ X ]
                    ------------------------------------------------------------

     3.    SEC Use Only

           ---------------------------------------------------------------------

     4.    Source of Funds (See Instructions)
           WC
           ---------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

           ---------------------------------------------------------------------

     6.    Citizenship or Place of Organization
           Marshall Islands
           ---------------------------------------------------------------------


              7.    Sole Voting Power
                    5,664,735
                    ------------------------------------------------------------
Number of
Shares        8.    Shared Voting Power
Beneficially        0
Owned by            ------------------------------------------------------------
Each
Reporting     9.    Sole Dispositive Power
Person With         5,664,735
                    ------------------------------------------------------------

              10.   Shared Dispositive Power
                    0
                    ------------------------------------------------------------

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           5,664,735
           ------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           ------------------------------------------------------------

     13.   Percent of Class Represented by Amount in Row (11)
           97.0 %
           ------------------------------------------------------------

     14.   Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 11777R 207


     1.    Name of Reporting Person:

           George Syllantavos
           ---------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)


           (a)      [   ]
                    ------------------------------------------------------------

           (b)      [ X ]
                    ------------------------------------------------------------


     3.    SEC Use Only

           ---------------------------------------------------------------------

     4.    Source of Funds (See Instructions)
           PF
           ---------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

     6.    Citizenship or Place of Organization
           Greece
           ---------------------------------------------------------------------

              7.    Sole Voting Power
                    5,664,735
                    ------------------------------------------------------------
Number of
Shares        8.    Shared Voting Power
Beneficially        0
Owned by            ------------------------------------------------------------
Each
Reporting     9.    Sole Dispositive Power
Person With         5,664,735
                    ------------------------------------------------------------

              10.   Shared Dispositive Power
                    0
                    ------------------------------------------------------------

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           5,664,735
           ---------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           ---------------------------------------------------------------------

     13.   Percent of Class Represented by Amount in Row (11)
           97.0 %
           ---------------------------------------------------------------------

     14.   Type of Reporting Person (See Instructions)
           IN
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.       Security and Issuer


     This Schedule 13D relates to 5,664,735 shares of common stock, $0.001 par value (the "Common Stock") of BTHC X, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2 Argyrokastrou Street, Voula 16673, Athens Greece.

Item 2.       Identity and Background

     The names of the persons filing this statement (the "Reporting Persons") are Magellan Alpha Investments, Corp., a Marshall Islands corporation, ("Magellan") and its sole director and shareholder, George Syllantavos, a citizen of Greece.

     Magellan is an investment vehicle that directly owns the securities in the Issuer. The Reporting Persons are engaged in the investment and trading of a variety of securities and financial instruments. In addition, Mr. Syllantavos serves as the Issuer's sole Director, President and Chief Executive Officer, and also serves as Chief Financial Officer, Corporate Secretary and Director of Star Bulk Carriers Corp., a publicly traded company.

     The address of the principal business and principal office of each of the Reporting Persons is 2 Argyrokastrou Street, Voula 16673, Athens Greece.

     During the last five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

     On October 9, 2009, the Reporting Persons acquired the Common Stock as part of a Securities Purchase Agreement and a Subscription Agreement with the Issuer, as further described in the Issuer's Current Report on Form 8-K dated September 21, 2009.

     The funds used in the purchase of the Common Stock came from the working capital of Magellan.

Item 4.       Purpose of Transaction

     The purpose of the transaction is to acquire control of the Issuer. The Reporting Persons have no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. However, The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.       Interest in Securities of the Issuer


     (a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.


     (c) Other than as described herein no transactions were made in the Common Stock by the Reporting Persons during the last 60 days.


     (d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.       Material to Be Filed as Exhibits


     1 Securities Purchase Agreement, dated September 18, 2009.*


     2 Form of Subscription Agreement.*


     * Incorporated by reference to the Issuer's Current report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:    October 9, 2009
                                               MAGELLAN ALPHA INVESTMENTS, CORP.

                                               By: /s/ George Syllantavos
                                               --------------------------

                                               Name: George Syllantavos
                                               Title: President


DATE:    October 9, 2009
                                               /s/ George Syllantavos
                                               ----------------------
                                               George Syllantavos


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (See 18 U.S.C. 1001)